UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record First Quarter 2026 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026	NOVA LTD. (Registrant) By: /s/ Guy Kizner —————————————— Guy Kizner Chief Financial Officer

Company Contact:

Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:

Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Record First Quarter 2026 Financial Results

REHOVOT, Israel - May 14, 2026 - Nova (Nasdaq: NVMI) today announced financial results for the first quarter, the three-month period ended March 31, 2026.

First Quarter 2026 Highlights:

•	Record quarterly revenue of $235.3 million, a 6% increase QoQ, exceeding the Company guidance.
•	Record GAAP net income of $69.3 million, or $2.04 per diluted share, a 5% increase QoQ, exceeding the Company guidance.
•	Record non-GAAP net income of $80.3 million, or $2.33 per diluted share, a 9% increase QoQ, exceeding the Company guidance.
•	Record revenues from memory devices, fueled by robust demand for advanced DRAM
•	Record sales of Nova Metrion platform, driven by increased adoption in memory and logic advanced nodes manufacturing. .
•	Record sales of Nova AncoScene front-end chemical metrology solution, attributable to market share gains and new customer wins.

GAAP Results (K)

	Q1 2026	Q4 2025	Q1 2025
Revenues	$235,308	$222,624	$213,356
Net Income	$69,259	$64,888	$64,823
Earnings per Diluted Share	$2.04	$1.94	$2.03

Non-GAAP Results (K)

	Q1 2026	Q4 2025	Q1 2025
Net Income	$80,265	$72,239	$69,958
Earnings per Diluted Share	$2.33	$2.14	$2.18

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

This was a record quarter for Nova across every dimension.” said Gaby Waisman, President and CEO. “We achieved record revenue and profitability, with service revenue and multiple product lines, spanning optical, materials, and chemical metrology, each reaching all-time high. These results reflect the strength of our portfolio and our continued focus on execution. We are solidifying our investments in technology and infrastructure, in anticipation of continued industry growth. With strong customer engagement, we are well positioned to capitalize on the market momentum ahead .”

2026 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2026. Based on current estimates, management expects:

•	$245 million to $255 million in revenue

•	$2.10 to $2.24 in diluted GAAP EPS

•	$2.34 to $2.48 in diluted non-GAAP EPS

2026 First Quarter Results

Total revenues for the first quarter of 2026 were $235.3 million, an increase of 6% compared with the fourth of 2025 and an increase of 10% compared with the first quarter of 2025.

Gross margin in the first quarter of 2026 was 57.7%, compared with 57.6%, in the fourth quarter of 2025 and 57.3% in the first quarter of 2025.

Operating expenses in the first quarter of 2026 were $64.9 million, compared with $67.5 million in the fourth quarter of 2025 and $59.1 million in the first quarter of 2025.

On a GAAP basis, the Company reported net income of $69.3 million, or $2.04 per diluted share, in the first quarter of 2026. This is compared with net income of $64.7 million, or $1.94 per diluted share, in the fourth quarter of 2025, and $64.8 million, or 2.03 per diluted share, in the first quarter of 2025.

On a non-GAAP basis, the Company reported net income of $ 80.3 million, or $2.33 per diluted share, in the first quarter of 2026. This is compared with net income of $ 72.2 million, or $2.14 per diluted share, in the fourth quarter of 2025, and $70.0 million, or $2.18 per diluted share, in the first quarter of 2025.

Conference Call Information

Nova will host a conference call today, May 14, 2026, at 8:30 a.m. Eastern Time, to discuss the Company’s first quarter of 2026 financial results and outlook. To attend the conference call, please dial one of the following teleconference numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE Dial-in Number: 1-809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from May 14, 2026, at 11:30 a.m. Eastern Time until August 15, 2026, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-877-344-7529
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 1869305
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, inventory step-up, stock-based compensation expenses, acquisition related expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of debt issuance costs, discrete tax reserve release, net and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: risks related to information technology security threats, sophisticated computer crime, and data privacy; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies and taxation; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure; risks related to the use of artificial intelligence technologies; challenges related to implementing our new ERP system; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including Israel’s conflicts with certain parties in the region; risks related to our convertible senior notes and capped call transactions; currency fluctuations and quarterly fluctuations in our operating results; and risks related to additional costs and expenses if there is a change in our status as a foreign private issuer. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on February 17, 2026. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	March 31,	December 31,
ASSETS	2026	2025
Current assets
Cash and cash equivalents	421,816	214,462
Short-term interest-bearing bank deposits	333,296	512,250
Marketable securities	343,432	321,798
Trade accounts receivable, net	176,917	151,929
Inventories	178,850	183,671
Other current assets	35,605	26,692
Total current assets	1,489,916	1,410,802
Non-current assets
Marketable securities	567,850	584,731
Interest-bearing bank deposits and restricted deposits	11,020	12,508
Deferred tax assets	38,887	38,819
Operating lease right-of-use assets	56,764	57,731
Property plant and equipment, net	101,788	102,625
Intangible assets, net	42,559	45,819
Goodwill	89,283	90,807
Other long-term assets	17,624	16,704
Total non-current assets	925,775	949,744
Total assets	2,415,691	2,360,546
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	732,630	-
Trade accounts payable	54,102	46,982
Deferred revenues	49,092	67,163
Operating lease current liabilities	9,508	8,204
Other current liabilities	98,529	102,186
Total current liabilities	943,861	224,535
Non-current liabilities
Convertible senior notes, net	-	731,680
Operating lease long-term liabilities	58,033	59,271
Long-term deferred tax liability	9,330	10,221
Other long-term liabilities	16,881	16,591
Total non-current liabilities	84,244	817,763
Shareholders' equity	1,387,586	1,318,248
Total liabilities and shareholders' equity	2,415,691	2,360,546

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended March 31,
	2026	2025
Revenues:
Products	186,263	173,942
Services	49,045	39,414
Total revenues	235,308	213,356
Total cost of revenues	99,620	91,053
Gross profit	135,688	122,303
Operating expenses:
Research and development, net	37,083	33,234
Sales and marketing	20,264	19,788
General and administrative	7,505	6,049
Total operating expenses	64,852	59,071
Operating income	70,836	63,232
Financing income, net	13,048	12,937
Income before taxes on income	83,884	76,169
Income tax expenses	14,625	11,346
Net income for the period	69,259	64,823

Earnings per share:
Basic	2.18	2.22
Diluted	2.04	2.03

Shares used in calculation of earnings per share (in thousands):
Basic	31,790	29,262
Diluted	34,439	32,062

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,
	2026	2025
Cash flows from operating activities:
Net income	69,259	64,823
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,496	3,086
Amortization of intangible assets	2,315	1,816
Amortization of premium and accretion of discount on marketable securities, net	(1,257)	(1,543)
Amortization of debt issuance costs	950	290
Share-based compensation	7,305	6,376
Net effect of exchange rate fluctuation	55	(3,877)
Changes in assets and liabilities:
Trade accounts receivable, net	(25,613)	15,475
Inventories	4,086	(9,099)
Other current and long-term assets	(9,493)	(13,088)
Deferred tax, net	(621)	(2,636)
Operating lease right-of-use assets	956	478
Trade accounts payable	7,308	(43)
Deferred revenues	(19,673)	(7,439)
Operating lease liabilities	77	(862)
Other current and long-term liabilities	918	14,815
Accrued severance pay, net	9	(23)
Net cash provided by operating activities	40,077	68,549
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	(51,697)
Change in short-term and long-term interest-bearing bank deposits	180,215	(2,286)
Investment in marketable securities	(130,323)	(82,270)
Proceeds from maturity of marketable securities	121,881	79,068
Purchase of property and equipment	(4,049)	(8,857)
Net cash provided by (used in) investing activities	167,724	(66,042)
Cash flows from financing activities:
Purchases of treasury shares	-	(20,002)
Net cash used in financing activities	-	(20,002)
Effect of exchange rate fluctuations on cash and cash equivalents	(765)	771
Changes in cash and cash equivalents and restricted cash	207,036	(16,724)
Cash and cash equivalents and restricted cash - beginning of period	214,780	157,779
Cash and cash equivalents - end of period	421,816	141,055

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2026	December 31, 2025	March 31, 2025
GAAP gross profit	135,688	128,233	122,303
Stock-based compensation*	2,072	1,990	1,847
Amortization of acquired intangible assets	2,119	2,342	1,670
Acquisition related inventory step-up	-	-	1,348
Non-GAAP gross profit	139,879	132,565	127,168
GAAP gross margin as a percentage of revenues	58%	58%	57%
Non-GAAP gross margin as a percentage of revenues	59%	60%	60%

GAAP operating income	70,836	60,733	63,232
Stock-based compensation*	7,305	6,977	6,376
Acquisition related inventory step-up	-	-	1,348
Acquisition related expenses	-	-	859
Amortization of acquired intangible assets	2,315	2,544	1,816
Discrete tax reserve release, net	-	203	-
Non-GAAP operating income	80,456	70,457	73,631
GAAP operating margin as a percentage of revenues	30%	27%	30%
Non-GAAP operating margin as a percentage of revenues	34%	32%	35%

GAAP net income	69,259	64,688	64,823
Stock-based compensation*	7,305	6,977	6,376
Acquisition related inventory step-up	-	-	1,348
Acquisition related expenses	-	-	859
Amortization of acquired intangible assets	2,315	2,544	1,816
Amortization of debt issuance costs	950	980	290
Revaluation of operating lease and intercompany loans	2,540	1,642	(4,796)
Discrete tax reserve release, net	-	(4,229)	-
Tax effect of non-GAAP adjustments	(2,104)	(363)	(758)
Non-GAAP net income	80,265	72,239	69,958

GAAP basic earnings per share	2.18	2.09	2.22
Non-GAAP basic earnings per share	2.52	2.33	2.39

GAAP diluted earnings per share	2.04	1.94	2.03
Non-GAAP diluted earnings per share	2.33	2.14	2.18

Shares used for calculation of earnings per share (in thousands):
Basic	31,790	31,025	29,262
Diluted	34,439	33,830	32,062

* Stock-based compensation for the three months ended March 31, 2026, included in - Cost of revenues - 2,072; Research and development, net - 3,033; Sales and marketing - 1,551; General and administrative - 649.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF SECOND QUARTER 2026
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	2.10	2.24
Estimated non-GAAP items:
Stock-based compensation	0.20	0.20
Amortization of acquired intangible assets	0.06	0.06
Amortization of debt issuance costs	0.03	0.03
Tax effect of non-GAAP adjustments	(0.05)	(0.05)
Estimated non-GAAP net income per diluted share	2.34	2.48